Exhibit 99.1

RISK FACTORS
Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and in the other documents incorporated by reference in the accompanying prospectus, and all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In particular, you should read and consider the risk factors associated with demand for our products and services, our supply chain and supply channels, our operations, our indebtedness and the capital and financial markets included in Item 1.A. under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”
Risks Related to this Offering and Ownership of Our Common Stock
There are risks associated with our previously-announced proposed IPO of our Semiconductor Materials business.
On August 22, 3013, we announced that our board of directors had unanimously approved a plan to divest a minority ownership of SSI, a newly formed, wholly-owned subsidiary of SunEdison, Inc. created to own our Semiconductor Materials business through the proposed IPO. On September 9, 2013, SSI filed a registration statement on Form S-1 with the SEC to register shares of common stock to be sold by SSI. The completion of the proposed IPO is subject to numerous conditions, including market conditions, and may not occur on favorable terms or at all. We have not yet determined the number of shares of SSI common stock that will be sold in the proposed IPO or the valuation of such shares. Therefore, the amount of cash payments we expect to receive from SSI in connection with the proposed IPO and related transactions is uncertain.

In connection with the proposed IPO:

•	our stock price could fluctuate significantly in response to developments relating to the proposed IPO or other action or market speculation regarding the proposed IPO;

•
we may encounter difficulties in hiring, retaining and motivating key personnel during this process or as a result of uncertainties generated by this process or any developments or actions relating to it;

•	we will incur substantial increases in general and administrative expense associated with the need to retain and compensate third-party consultants and advisors (including legal counsel); and

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although we have not made any determination regarding whether we will dispose of our remaining interests in SSI following the proposed IPO, to the extent that further dispositions result in our owning less than a controlling financial interest in SSI, our financial results may no longer be consolidated with SSI’s financial results and we may be required to report SSI’s operating results as discontinued operations, which may materially and adversely affect our consolidated results of operations.

We may not complete the proposed IPO, in which event we will have incurred significant expenses that we will be unable to recover, and for which we will not receive any benefit. If the proposed IPO is completed, SSI would be a new publicly-traded company. We cannot make any assurances that the proposed IPO, if completed, will produce any increase for our shareholders in the market value of their holdings in SunEdison.

Following completion of the proposed IPO, conflicts of interest between SSI and us could be resolved in a manner unfavorable to us.

Following completion of the proposed IPO, various conflicts of interest between SSI and us could arise. One of our officers, Brian Wuebbels, is a director of SSI. Furthermore, certain of our officers and directors may own stock in SSI. A person’s service as either a director or officer of both companies, or ownership interests of our directors or officers in SSI common stock, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for SunEdison and SSI. These decisions could, for example, relate to:

•	corporate opportunities;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions

•	termination of, changes to or determinations under our agreements with SSI entered into in connection with the proposed IPO; and

•	determinations with respect to our tax returns

Potential conflicts of interest could also arise in connection with any new commercial arrangements with SSI in the future. For example, the terms of various agreements between SSI and us, including the license agreement, supply agreement and transition services agreement, have not yet been finalized. Our directors and officers who have interests in both SSI and us may also face conflicts of interest with regard to the allocation of their time between SSI and us.
We may not achieve some or all of the expected benefits of the proposed IPO.

We may not be able to achieve the full strategic and financial benefits expected to result from the proposed IPO, or such benefits may be delayed. These expected benefits include the following:

•	improving strategic and operational flexibility and increasing management focus on our Solar Energy business;

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allowing us to adopt the capital structure, investment policy and dividend policy best suited to the financial profile and needs of our Solar Energy business, without competing for capital with our Semiconductor Materials business; and

•	improving the alignment of management and employee incentives with performance and growth objectives of our Solar Energy business

If we are unable to achieve the strategic and financial benefits expected to result from the proposed IPO, our business, financial condition and results of operations could be materially adversely affected.
Under generally accepted accounting principles in the United States, subsequent to the closing of the proposed IPO, we will continue to consolidate SSI in our consolidated financial statements. Since the board of directors of SSI will owe fiduciary duties to the stockholders of SSI, their actions may not always be in our best interests. Accordingly, their actions may lead to outcomes that cause our consolidated financial statements, after consolidating SSI’s financial statements, to make it difficult to obtain needed financing or to do so on unfavorable terms.
Under generally accepted accounting principles in the United States (“U.S. GAAP”), subsequent to the closing of the proposed IPO, we will continue to consolidate the financial statements of SSI into our own. The completion of the proposed IPO and the application of the net proceeds therefrom may result in an increase in the total assets and liabilities of SSI. This in turn will cause the total assets and liabilities on our balance sheet to appear larger than they would otherwise and our statement of operations to reflect larger revenues and expenses than would be the case absent consolidation. However, since the operations of SSI are also impacted by the board of directors of SSI, who will owe fiduciary duties to the stockholders of SSI, their actions could lead to outcomes that have a material negative impact on their operations or financial condition. Upon consolidation, this would impact our results of operations and financial condition, thereby potentially impacting our ability to obtain needed financing for our operations or our ability to do so on favorable terms.
We may not be able to successfully complete the refinancing of our existing revolving credit facility.
We are currently seeking to refinance our existing revolving credit facility with a new revolving credit facility. Borrowings under the new revolving credit facility are expected to be available to support letters of credit and to fund capital expenditures, permitted acquisitions and general corporate purposes. The new revolving credit facility is expected to mature on the earlier of the fifth anniversary of its effective date or 91 days prior to the maturity of our second-lien credit agreement. We are currently seeking commitments from prospective lenders for the new revolving credit facility. This offering is not conditioned upon the completion of this refinancing and, accordingly, we can provide no assurances that we will complete the refinancing or whether the final terms will be as outlined herein. In lieu of completing the refinancing, we may instead undertake to amend and extend our existing revolving credit facility. Our existing revolving credit facility matures in March of 2014, so if we are unable to complete the refinancing or otherwise amend and extend the existing facility, we would still need to refinance the existing facility in some other manner prior to its maturity. We cannot assure you that we will be able to refinance the existing revolving credit facility on commercially reasonable terms or at all.
Our actual operating results may differ significantly from our forward-looking statements and investors are cautioned not to place undue reliance on such statements.
From time to time, we present in press releases, furnished reports on Form 8-K and otherwise, forward-looking statements regarding our future performance and market conditions. These statements represent management’s estimates as of their date and are qualified by, and subject to, the assumptions and the other information contained or referred to in such presentations. We have also included forward-looking statements in this prospectus supplement regarding certain key business metrics for the years ending December 31, 2013 and 2014. Projections and other forward-looking statements are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. Projections and other forward-looking statements are necessarily speculative in nature, and it can be expected that some or all of the assumptions of the forward-looking statements furnished by us will not prove to be accurate or will vary significantly from actual results. Accordingly, our projections and other forward-looking statements are only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the projections and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is projected. In light of the foregoing, investors are urged not to rely upon, or otherwise consider, our projections or other forward-looking statements, including those set forth in this prospectus supplement or in the investor presentation referred to above, in making an investment decision in respect of our common stock.

The market price of our common stock has fluctuated significantly, especially in recent years, and may continue to do so in the future, which increases the risk of your investment.

We are a participant in both the semiconductor industry and the solar industry, two industries that have often experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of an individual company. This market volatility may adversely affect the market price of our common stock. The market price of our common stock may be affected by various factors, including:

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quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix, competitive pricing pressures and sales of solar energy systems;

•	our ability to convert our pipeline and backlog into completed solar energy systems at historical or anticipated rates;

•	market conditions experienced by our customers and in the semiconductor industry and solar industry;

•	announcements of operating results that are not aligned with the expectations of investors;

•	general worldwide macroeconomic conditions, including availability of project financing and related interest rates, or changes in government policies regarding solar energy;

•	changes in our relationships with our customers;

•	seasonality of our solar energy business;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	interruption of operations at our manufacturing facilities or the facilities of our suppliers; and

•	developments in patent or other proprietary rights by us or by our competitors.

In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.
The accounting treatment for many aspects of our solar energy business is complex and any changes to the accounting interpretations or accounting rules governing our solar energy business could have a material adverse affect on our U.S. GAAP reported results of operations and financial results.
The accounting treatment for many aspects of our solar energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar energy business:

•	the classification of our sale-leaseback transactions as operating, capital or real estate financing transactions;

•	revenue recognition and related timing;

•	intracompany contracts;

•	operation and maintenance contracts;

•	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;

•	long-term vendor agreements; and

•	foreign holding company tax treatment.
We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our results of operations.
In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on current facts, historical experience and various other factors that may affect reported amounts and disclosures. Our most critical accounting estimates are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our results of operations, which could cause our stock price to decline.
A majority of our polysilicon assets at our Merano, Italy polysilicon facility were previously written down to their estimated salvage value. We established the carrying value of the chlorosilanes assets obtained from Evonik Industries AG at our Merano, Italy polysilicon facility based upon management’s estimate of the probability as to whether this facility would be re-opened or permanently closed. If we change our probability estimate of re-opening the facility or determine to permanently close the facility, which could occur as early as the fourth quarter of 2013, we would likely be required to record a significant non-cash impairment charge to write-down these assets to their new net realizable salvage value. We periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. During the fourth quarter of 2011, we committed to a series of actions to reduce our global workforce, right size our production capacity and accelerate operating cost reductions across each of our business segments in 2012 and beyond. As part of this plan, we believe we have adequately reserved all estimated cash expenses we expect in the future with respect to this facility in the event we decide to permanently close the facility. However, actual results could differ from our estimates.
Any future strategic acquisitions we make could have a dilutive effect on your investment, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record additional impairment charges, which may be significant.

The acquisition of SunEdison LLC in 2009 included the initial issuance of approximately 3.8 million shares of our common stock and then a subsequent issuance of an additional approximately 2.1 million shares to the former equity holders of SunEdison LLC. The acquisition of Solaicx in July 2010 included contingent consideration, a portion of which would be payable with our common stock. We have also completed other acquisitions, such as the acquisition of FRV U.S. in 2011, where we did not use equity securities as part of the acquisition consideration. Future acquisitions involving issuances of equity securities could have a dilutive effect on your investment. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to other amortizable intangible assets, any of which might harm our business, financial condition or results of operations.

In the event of any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets and finite-lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability of these assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then result in a material impairment charge negatively affecting our results of operations.
Future sales of our common stock may depress our stock price.
Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.
In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.
We are required to evaluate our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act and any adverse results from such evaluation, or the failure to develop internal controls necessary for our newly acquired businesses to achieve compliance with Section 404, could result in a loss of investor confidence in our financial reports and could have an adverse effect on our stock price.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management assessing the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. The report must also contain a statement that our auditors have issued an attestation report on management’s assessment of our internal controls over financial reporting.
If our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective presently or in the future (or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective), we could incur additional costs and expenses to resolve these deficiencies and lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price. As of December 31, 2012, management had determined that our internal control over financial reporting is effective.
Provisions in our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation (our “certificate of incorporation”) and amended and restated by-laws (our “by-laws”) contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include:

•	a board of directors that, until the 2016 annual meeting of stockholders, will be divided into three classes with staggered terms;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval; and

•	the right of our board of directors to make, alter or repeal our by-laws.
These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of us, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.
The issuance of preferred stock could adversely affect holders of common stock.
Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.
We currently do not intend to pay dividends for the foreseeable future.
We have not historically paid cash dividends on our common stock and do not currently anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, to use in our ongoing operations. In addition, the terms of the agreements governing our indebtedness restrict our ability to pay dividends on our common stock. Furthermore, our board of directors has the authority to issue one or more series of preferred stock without action of the stockholders. Although we have no present plan to issue any additional series of preferred stock, the issuance of any additional series could also have the effect of limiting dividends on the common stock.
We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our stock price to decline.
Management and our board of directors will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds for general corporate purposes, which we expect to include funding working capital and growth initiatives. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our stock price to decline.
We will have a limited number of shares of common stock available for future issuance following the completion of this offering.

Upon completion of this offering, we will have an aggregate of approximately 10.0 million shares of common stock (or approximately 5.5 million shares if the underwriters’ exercise their option to purchase additional shares in full) that are available for future issuance by us. Holders representing a majority of our outstanding shares of common stock must approve an amendment to our certificate of incorporation in order for us to increase the number of shares of common stock that we can issue in the future. At this time, we have not determined whether to seek such an amendment to increase our shares of authorized common stock at our next annual meeting in 2014. We cannot assure you of the specific timing as to when we will seek to increase our authorized shares or, in the event we do seek such an amendment, that it will be approved by our stockholders. Until we increase our number of authorized shares of common stock, we will be limited in the number of shares that we can issue under our 2010 Equity Incentive Plan, for financing purposes, in capital markets transactions or private placements, or as consideration in acquisitions or other strategic transactions.